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                            November 9, 2021

       Patrick C. Eilers
       Chief Executive Officer
       Power & Digital Infrastructure Acquisition Corp.
       321 North Clark Street, Suite 2440
       Chicago, IL 60654

                                                        Re: Power & Digital
Infrastructure Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 29,
2021
                                                            File No. 333-258720

       Dear Mr. Eilers:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed October 29, 2021

       Merger Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
       5. Earnings per Share, page 110

   1. We note your response to comment 2 and the revised pro forma note (3) on page 112.
                                                        Considering that the
pro forma presentation is premised on the occurrence of the IPO as of the beginning of the
period, and thus, the satisfaction of the RSU performance condition
                                                        (transaction vesting
condition), please make clear why the combined pro forma statements of operations do not
reflect the recognition of incremental compensation expense related to RSUs that have met
the time-based vesting conditions through the end of the periods presented. Nor does the
pro forma balance sheet reflect a charge against retained earnings for compensation cost
arising from the requisite service and performance condition
 Patrick C. Eilers
Power & Digital Infrastructure Acquisition Corp.
November 9, 2021
Page 2
      satisfied through June 30, 2021. Refer to the pertinent guidance under ASC 718.
2. Further explain why the contingently issuable shares underlying the RSUs have not been deemed outstanding (by analogy to ASU 260-10-45-13) for the purpose of calculating pro forma basic loss per share.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNamePatrick C. Eilers
                                                       Division of Corporation
Finance
Comapany NamePower & Digital Infrastructure Acquisition Corp.
                                                       Office of Technology
November 9, 2021 Page 2
cc:       Debbie Yee, Esq.
FirstName LastName